Town Hall June 25, 2003

Option Exchange Program Plan to launch an Option Exchange Program with employees Attempting to provide employees with an alternative for their underwater stock options The plan from 50,000 feet: Employees with eligible stock options may exchange their options for a lesser quantity of restricted stock The quantity varies depending upon the strike price of the options Restricted Stock vests over four years Must tender all of your eligible options or none of your options What happens next: We plan to file the "Exchange Offer" with the SEC in the next few days Employees with eligible options will receive the Exchange Offer documents in the mail Offer made only pursuant to Exchange Offer document Must respond within 20 business days Cafaro Group will be available to assist